April 9, 2020

Martin Mucci
President and Chief Executive Officer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

       Re: Paychex, Inc.
           Form 10-K for the Fiscal Year Ended May 31, 2019
           Filed July 24, 2019
           File No. 000-11330

Dear Mr. Mucci:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services